May 20, 2008
Mr. Chris White
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549-7010
Dear Mr. White:
The following is in regards to your letter dated May 15, 2008, relating to the review of each of the Form 10-K for the year ended December 31, 2007 and Form 10-Q for the Quarterly Period Ended March 31, 2008 of Rowan Companies, Inc. (File 1-05491). We have repeated your comments below and have responded to each.
Form 10-K for fiscal year ended December 31, 2007
Critical Accounting Policies and Management Estimates
Note 1. Revenue and Expense Recognition, page 52
1.	We note that you do not recognize revenue on percentage-of-completion contracts until the underlying project is at least 10% complete from your response to prior comment number 3. Please clarify how you determined that your policy to defer revenue in this manner complies with SOP 81-1. Explain whether you are able to produce reasonably dependable estimates in the early stages of your contracts. If you are, explain how you considered the guidance on paragraph 25 of SOP 81-1 when determining that it is appropriate to defer revenue in your percentage-of-completion contracts. In addition, clarify how you account for the contract costs prior to the point that you begin to recognize revenue.

Response to Comment No. 1:

Our previous response to prior comment number 3 should have stated, “...we do not recognize revenues on percentage-of-completion basis in excess of costs incurred until the underlying project is at least 10% complete...”. In practice, we do recognize revenue from the outset of work performed on percentage-of-

completion projects, but do not recognize any profit until such projects are at least 10% complete.
With each project, there is often a significant lag between when the contract or purchase order for the project was executed and when work on the project commences, allowing for the possibility of increases in materials costs and labor rates between such dates. In addition, the detailed project plan may not be well-defined until after the project commences, making work in the early stages of each project less efficient than later in the project. These factors create a degree of uncertainty at the beginning of each project as to the final outcome of the project. As a result, we use a zero estimate of profit, with revenues recognized equal to project costs incurred, until meaningful progress on each project has been attained, which we believe is at 10% complete. At that time, we re-evaluate the total estimated costs for each project, and account for any change resulting from the more precise estimate of profit as a change in estimate. We believe this process enables a more accurate estimate of project profit from the outset of each project, and is consistent with paragraph 25c of SOP 81-1.
We hope that our response adequately addresses your concerns and thank you for your consideration in this matter. Please contact the undersigned at 713-960-7645 should you need further information.
Sincerely,
/s/ WILLIAM H. WELLS
William H. Wells
Vice President — Finance and Chief Financial Officer

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